Filed pursuant to Rule 433(f)
Registration Statement No. 333-180300-03
February 13, 2014

Free Writing Prospectus Published or Distributed by Media

The following article relating to the VelocityShares ETNs appeared on the website www.etftrends.com on February 4, 2014. The article included the following statements:

Traders have been pouring into the VelocityShares Daily Inverse VIX Short-Term ETN (NYSEArca: XIV), noted VelocityShares Chief Investment Officer Nick Cherney in an interview with ETF Trends.

In dollar terms, XIV traded about 3.5 times its trailing 90-day average, according to VelocityShares.

“When volume spikes, we see the most interest in XIV,” said Cherney. “We saw a 60% increase in shares outstanding in XIV in January.”

XIV, which more than doubled in 2012 and again in 2013 as volatility slid, is a play on VIX futures that are at the front end of the futures curve, meaning the ETN is more prone to be whipsawed as volatility increases, notes Cherney.

The VelocityShares Daily Inverse VIX Medium Term ETN (NYSEArca: ZIV), which saw volume of nearly quadruple the daily average on Monday, is in contango, according to Cherney.

Cherney describes ZIV as XIV’s “slower, tamer brother” while noting interest in ZIV has increased as well with shares outstanding in that ETN jumping 17% last month.

XIV seeks to provide inverse exposure to the daily performance of the underlying Index, plus a daily accrual equal to the return that could be earned on a notional capital reinvestment at the three month U.S. Treasury rate as reported on Bloomberg under ticker USB3MTA, less the daily investor fee.

Units of the ETNs are not equity securities of Credit Suisse or any other issuer. The ETNs are senior unsecured debt securities of Credit Suisse AG, acting through its Nassau branch.

The issuer of exchange traded notes is Credit Suisse AG. The article was not prepared, authorized or approved by Credit Suisse. The publisher of that article is not affiliated with Credit Suisse. Credit Suisse made no payment and gave no consideration to the publisher in connection with the publication of that article or any other related articles published by the publisher concerning Credit Suisse. Statements in that article, including statistical data and other financial metrics that are not attributed directly to a spokesperson of Credit Suisse or based on, or derived from, Credit Suisse’s public filings with the Securities and Exchange Commission (the “SEC”) represent the author’s or others’ opinions, and are not endorsed or adopted by Credit Suisse.

You should consider the information in the article, including the statements set forth above, carefully in light of the information provided in pricing supplement Number VLS ETN-1/A30 (the “Pricing Supplement”) together with the accompanying prospectus supplement and the prospectus dated March 23, 2012, all of which have been filed with the SEC. You may access the Pricing Supplement on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010313006968/dp42277_424b2-vlsetn1a30.htm

Credit Suisse has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs.  Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012 (File No. 333-180300-03), to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Credit Suisse or VLS Securities LLC or any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free at 1-800-221-1037.